SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934
Dated: July 27, 2010
Commission File No. 001-34104
NAVIOS MARITIME ACQUISITION CORPORATION
85 Akti Miaouli Street, Piraeus, Greece 185 38
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
N/A

SIGNATURES
EXHIBIT INDEX
EX-99.1

          Tender Offer
          On July 27, 2010, Navios Maritime Acquisition Corporation (the “Company”) issued a press release announcing a tender offer for its publicly traded warrants. A copy of the press release is furnished as Exhibit 99.1 to this Report and is incorporated herein by reference.
          The Company is making an offer upon the terms and subject to the conditions set forth in an Offer Letter, dated July 27, 2010, and in the related Letter of Transmittal (which together constitute the “Offer”) to the holders of 25,300,000 of the Company’s publicly traded warrants (issued in the Company’s initial public offering) (the “Public Warrants”) for shares of common stock, par value $0.0001 per share (the “Common Stock”), pursuant to which such holders will have the opportunity to exercise the Public Warrants as follows:
•	at a reduced exercise price of $5.65 rather than $7.00, per share; and/or

•	on a cashless basis, at a rate of 4.25 Public Warrants for one share of Common Stock.
          The period during which Public Warrants may be exercised on the enhanced terms described above will commence on July 27, 2010 (the date the materials relating to the Offer are first sent to the holders) through August 23, 2010 at 11:59 p.m., New York City time, at which point the original terms of the Public Warrants, including, but not limited to, the number of shares of Common Stock (one share) into which a Public Warrant may be exercised, shall resume.
          This Report on Form 6-K is hereby incorporated by reference into the Navios Maritime Acquisition Corporation Registration Statement on Form F-3, File No. 333-151707.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.
NAVIOS MARITIME ACQUISITION CORPORATION

By:	/s/ Angeliki Frangou
Angeliki Frangou Chief Executive Officer Date: July 27, 2010

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated July 27, 2010.